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                                                                   Exhibit 20.
FOR IMMEDIATE RELEASE

                    CONTACT: JERRY BAUM, PRESIDENT AND CEO
                                       OR
                              DAVID L. CRABB, CFO
                                       AT
                                 (605) 341-7738
AUGUST 25, 1997

           (Rapid City, SD) Concorde Gaming Corporation (OTC:CGAM) today announced the results of its third quarter and nine months ended June 30, 1997. Net income for the third quarter of 1997 was ($53,613), or $0.00 per share, compared to $146,585, or $0.01 per share, for the same period last year. Net income for the nine month period was $1,386,655, or $0.06 per share, compared to $302,742, or $0.01 per share, for the same period in fiscal 1996.

      Revenues decreased 35.5% to $1,810,168 for the third quarter, compared to $2,807,586 for the comparable period in fiscal 1996. The Company recorded revenues of $5,881,377 for the nine months ended June 30, 1997, compared to $8,410,711 for the same period in fiscal 1996. The decrease in revenues for the three and nine month periods is attributable to the absence of revenues from the 4 Bears Casino & Lodge and the transfer of the video lottery assets to North Star.

           Jerry Baum, President and Chief Executive Officer, said, "The Company is in a transition period since the settlement with the Three Affiliated Tribes and the sale of substantially all of our video lottery operations to North Star Casino L.L.C. While these steps will have a negative impact on revenues, they have put the Company in a strong cash position and enable it to aggressively pursue some exciting new opportunities in the gaming industry. We are in active negotiations and hope to be able to finalize one of these projects by the end of August."

           The Company also announced the completion of its acquisition of the Golden Gates Casino in Black Hawk, Colorado. On July 21, 1997, the Colorado Gaming Commission issued the Company its retail gaming license for the Casino, allowing it to takeover the Casino operations from North Star. Since then, the Company has also acquired certain real property adjacent to the Casino.

            "The acquisition of the real property next to the Golden Gates Casino was the last phase of our transaction with North Star," Mr. Baum stated. "Now we can proceed with redesigning the Casino, which we believe will substantially increase the number of visitors to it."

           The Golden Gates Casino has been operating in Black Hawk since 1992 and has a bar, restaurant, 214 slot machines and 4 blackjack tables. Under Colorado law, Black Hawk is one of only three mining towns authorized to have limited-stakes gaming.

           Concorde Gaming Corporation is a gaming development and management company with interests in video poker in Louisiana and limited stakes gaming in Colorado.